SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                          Medix  Resources,  Inc.
             (formerly  International  Nursing  Services,  Inc.)
                               (Name of Issuer)

                                 COMMON STOCK
                          (Title Class of Securities)

                                  585011 10 9
                                (CUSIP Number)

                 LYLE B. STEWART, ESQ., LYLE B. STEWART, P.C.
         3751 S. QUEBEC STREET, DENVER, COLORADO 80237, (303) 267-0920
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               February 18,1998
(Date  of  Event  which  Requires  Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

  * The remainder of this cover page shall be filled out for a reporting person's initial filing or initial EDGAR filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                   SCHEDULE 13D


(1)     NAME  OF  REPORTING  PERSON  AND  S.S.  OR  I.R.S. IDENTIFICATION
        NO.    OF  ABOVE    PERSON:

        JOHN  PETER  YEROS

(2)     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:

        a.  __

        b.  __

(3)     SEC  USE  ONLY:


(4)     SOURCE  OF  FUNDS:    PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT  TO
        ITEMS  2(d)    OR    2(e):
                              __
(6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:      U.S.  Citizen

        NUMBER  OF  SHARES  BENEFICIAL  OWNED  BY  REPORTING  PERSON  WITH:

(7)     SOLE  VOTING   POWER :    1,366,313 shares, of which 1,236,313 shares
                                  are  deemed beneficially  owned because
                                  the  reporting  person  holds  options
                                  and  other  rights  that  would  permit
                                  him  to acquire  such  shares  within
                                  the  next  60  days

(8)     SHARED  VOTING  POWER:    0

(9)     SOLE  DISPOSITIVE  POWER: 1,366,313  shares,  of  which  1,236,313 shares are deemed beneficially owned because the reporting person holds options and other rights that would permit him to acquire such shares within the next 60 days

(10)    SHARED  DISPOSITIVE  POWER: 0

(11)    AGGREGATE  AMOUNT
        BENEFICIALLY  OWNED  BY
        REPORTING  PERSON:        1,366,313  shares,  of  which  1,236,313
                                  shares are deemed beneficially owned because the reporting person holds options and other rights that would permit him to acquire such shares within the next 60 days

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
            __

(13)    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11):

            6.4% of Issuer' s outstanding Common  Stock

(14)    TYPE  OF  REPORTING  PERSON:    IN

Item  1.      Security  and  Issuer.
              ---------------------
This statement relates to shares of the Common Stock ("Common Stock"), par value of $.001 per share, of Medix Resources, Inc., a Colorado corporation formerly named International Nursing Services, Inc. (the "Issuer"). Beneficial ownership reported herein includes Common Stock issuable upon the exercise of stock options and warrants issued to the reporting person by the Issuer. The Issuer maintains its principal executive offices at 360 South Garfield Street, Suite 400, Denver, Colorado 80209-3136.

Item  2.        Identity  and  Background.
                -------------------------
(a)  -  (c)   This statement is filed by John P. Yeros (the "Reporting
              Person").    His  business  address  is  360  South
              Garfield   Street, Suite 400, Denver, Colorado 80209-3136.
              The principal occupation of the Reporting Person is President and Chief Executive Officer of the Issuer.
(b)           During  the  last  five  years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)           During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)           The  Reporting  Person  is  a  citizen  of  the  United  States.


Item  3.      Source  and  Amount  of  Funds  or  Other  Consideration.
              --------------------------------------------------------

If the Reporting Person exercises any of the options and warrants that have been granted to the Reporting Person as part of his compensation by the Issuer, he will use personal funds

Item  4.        Purpose  of  Transaction.
                ------------------------
The Reporting Person has acquired and may acquire Common Stock from time to time for personal investment purposes.

Item  5.      Interest  in  Securities  of  the  Issuer.
              -----------------------------------------

(a)          See  items  (11)  and  (13)  on    page  2  of this Schedule 13D.

(b)          See  items  (7)  through  (10)  on  page  2 of this Schedule 13D.

(c)          None

(d)          None

(e)          Not  applicable


Item    6.       Contracts, Arrangements, Understandings or Relationships with
                 -------------------------------------------------------------
Respect  to  Securities  of  the  Issuer.
    ------------------------------------

None, other than standard stock option agreements and warrant agreements between the Issuer and the Reporting

Person.

Item  7.        Material    Filed  as  Exhibits.      None
                -------------------------------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  24, 1998
/s/  John  P.  Yeros
--------------------

John  P.  Yeros